Spinnet Acquisition Corporation




                   October 2, 2008

John D. Reynolds
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

     Re:  Spinnet Acquisition Corporation (the "Company")
          File No. 0-53256

Gentlemen/Madam:

     In response to the request from the Securities and Exchange
Commission pursuant to the filing of the Company's registration statement on Form 10, Spinnet Acquisition Corporation acknowledges:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any acquisiiton with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    Sincerely,


                    /s/ James M. Cassidy
                        President